Exhibit 99.1

Independent Auditors’ Report

The Plan Administrator
Heartland Financial USA, Inc.
Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Heartland Financial USA, Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for the each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Heartland Financial USA, Inc. Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the changes in plan equity for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Des Moines, Iowa
February 20, 2004

HEARTLAND FINANCIAL USA, INC.
EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition
December 31, 2003 and 2002
	2003	2002

Assets - cash	$560,949	$308,053

Liabilities – due to employees	$2,319	$2,844
Plan equity	558,630	305,209

Total liabilities and plan equity	$560,949	$308,053

Statements of Income and Changes in Plan Equity
For the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Contributions from employees	$580,643	$340,503	$333,705
Refund of employee contributions	(327,222)	(201,707)	(167,844)
Stock purchases distributed to employees	-	-	(44,433)
Plan equity at beginning of year	305,209	166,413	44,985

Plan equity at end of year	$558,630	$305,209	$166,413

See accompanying notes to financial statements.

HEARTLAND FINANCIAL USA, INC.
EMPLOYEE STOCK PURCHASE PLAN

Note to Financial Statements
December 31, 2003 and 2002

(1)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Heartland Financial USA, Inc. Employee Stock Purchase Plan (the Plan) was approved by the stockholders of Heartland Financial USA, Inc. (the Company) in May of 1996 and commenced operations on July 1, 1996.

The accompanying financial statements of the Plan have been prepared on the accrual basis.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing such financial statements, the plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The Company’s board of directors declared a three-for-two stock split payable on December 29, 2003, effected in the form of a stock dividend. All related information including per share and number of shares has been restated to reflect this transaction.

(b)   Description of the Plan

The Plan, which is authorized to make available up to 600,000 shares of the Company’s stock for sale to employees, is sponsored by the Company and has one entry date per year, the first day of a Plan year. Employees of the Company or its subsidiaries, following the year in which they become employed by the Company, are eligible to participate in the Plan on the next entry date. Eligible employees can contribute up to 15% of their salary, on an after-tax basis, to be applied to the purchase of common stock of the Company, up to a maximum of 1,500 shares. The Compensation Committee of the Company establishes the price of the stock. The price cannot be less than 85% of the fair market value of the stock on the first day of the Plan year. The Plan does not allow an employee to purchase fractional shares and, as a result, such monies are refundable to the employee. Participating employees whose employment is terminated for any reason during a Plan year will have their contributions refunded to them. Participant employees are permitted to have their contributions refunded to them at any time during the year. Participants should refer to the Plan Agreement for more complete information.

For the year ended December 31, 2003, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2002, which was $11.40 per share. Subsequent to December 31, 2003, 48,895 shares of common stock of the Company were purchased at a total cost of $557,403 by the Plan and distributed to 219 employees.

For the year ended December 31, 2002, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2001, which was $8.53 per share. Subsequent to December 31, 2002, 35,626 shares of common stock of the Company were purchased at a total cost of $304,013 by the Plan and distributed to 180 employees.

For the year ended December 31, 2001, the Company established a price of 100% of the fair market value as determined by averaging the closing price on each of the last five trading days in 2000, which was $8.83 per share. Subsequent to December 31, 2001, 18,533 shares of common stock of the Company were purchased at a total cost of $163,704 by the Plan and distributed to 130 employees.

(c)   Plan Administration

The Plan is administered by the Company. In addition, the Company pays for Plan administration costs.

(d)   Income Taxes

The Plan is a nonqualified plan under Section 423 of the Internal Revenue Code of 1986, as amended, and, as such, there are no tax consequences to the Plan.

Upon disposition of stock, the employee will be taxed on any difference between the price established by the Compensation Committee and the market price at the establishment date and any appreciation of the stock.